PROXY RESULTS (Unaudited)
During the six months ended June 30, 2008, Cohen & Steers Reit and Preferred Income Fund shareholders voted on the following proposals at the annual meeting held on April 17, 2008. The description of each proposal and number of shares voted are as follows:

Common Shares
			Shares Voted			Authority
			     For			Withheld
To Elect Directors
Bonnie Cohen	 	 44,581,925 	 		1,573,259
Richard E. Kroon	 44,581,925 	 		1,573,259



Preferred Shares
			 Shares Voted			Authority
			      For			Withheld
To Elect Directors
Bonnie Cohen	 	      22,521 	 		    2,549
Richard E. Kroon	      22,603 	 		    2,466
Williard H. Smith	      22,764 	 		    2,304